920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

January 9, 2014

VIA EDGAR
==========
Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (“Trust”) (File Nos. 333-159484 and 811-22298)

Dear Mr. Derek Newman:

At your request, we are submitting this letter on behalf of the Trust to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments you provided to the undersigned on November 27, 2013 and January 6, 2014, in connection with the review conducted by the staff of the SEC (the "Staff") of the preliminary proxy materials on Form 14A filed with the SEC by the Trust in connection with the Goodwood SMID Cap Discovery Fund, a series of the Trust and formerly known as the Caritas All-Cap Growth Fund (the “Fund”), on November 19, 2013.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments -- November 27, 2013 and January 6, 2014

1.	Comment. Provide Tandy reps as part of our response letter

Response.  Please see the Tandy representations included below.

2.	Comment. Please provide the appropriate captions in the shareholder fee table per Item 3.

Response. As now reflected in the revised proxy statement, we have revised the shareholder fee table to include the appropriate captions.

3.	Comment. Item 22(c)(1)(vi) describe reasons why the advisory agreement with Caritas was not renewed and the factors the board considered in not liquidating the fund.

Response.  As described in the proxy statement, on July 25, 2013 and after consulting with Caritas Capital, LLC ("Caritas"), the Board of Trustees of the Trust (the “Board”) had approved the dissolution and liquidation of the Fund.  Caritas had informed the Board that, given the lack of profitability in managing the fund, it no longer was in a position to continue managing the Fund.  Thus, at that time of the July 25th meeting, it was the mutual understanding of Caritas and the Board that it was in the best interests of the Fund, its shareholders, and Caritas to liquidate the fund. However, during the meeting on July 25th, the Board inquired of the Fund's administrator whether it may be possible to find another alternative for the continuation of the Fund, including the potential for a new adviser to take over management of the Fund.  Subsequent to the decision to liquidate the Fund, the Board was presented with possible alternatives to the liquidation of the Fund.

4.	Comment. Explain why there are two interim agreements and how this is consistent with the rule.

Response.  As noted above, as the Board considered the best interests of the Fund and its shareholders following the initial decision to liquidate the Fund, the Board considered the benefits of finding a new, permanent investment adviser for the Fund.  In the interim, the Board determined it was in the best interests of the Fund to appoint CV Investment Advisors, LLC (“CV”) to serve as an interim advisor in order to provide for the continuous management of the assets of the Fund until a permanent investment advisor could be appointed, subject to shareholder approval. Once, the Board selected Goodwood Advisors, LLC (“Goodwood”) as the proposed permanent adviser for the Fund and successor to Caritas the Board entered into a new interim agreement and recommended that a permanent advisory agreement be submitted to shareholders of the Fund for their consideration and approval.  The Board considered the background and experience of Goodwood's personnel; the performance of Goodwood's affiliated adviser, Goodwood Capital Management, LLC, for the prior eighteen months; and the contemplated services to be provided by Goodwood.  A review of Rule 15a-4, the relevant proposing and adopting releases, as well as Staff guidance shows nothing to prohibit two interim agreements, so long as the 150 day limit is adhered to.

5.	Comment. State current amount of advisory fees held in escrow (should be an amount for CV and now for Goodwood).

Response.  As now noted in the revised proxy statement, there are currently no advisory fees held in escrow for CV or Goodwood, due to a decline in Fund assets.

6.
Comment.  Based on the language of the proxy where it states that the advisor will now invest directly in issuers and the caption for acquired fund fees in the expense table, confirm whether or not there has been a change in strategy.

Response.  As noted in the review of the Board’s considerations in the proxy statement, there has been a change in investment strategy for the Fund. The Fund will now be composed primarily of individual equity securities of small- and mid-capitalization issuers. The Fund’s investment objective and fundamental policies remain the same.

7.
Comment.  Footnote 2 to the table mentions the operating agreement, if it has not been filed, please file.  If the plan previously was filed, please direct the staff to the filing.  Also, confirm whether or not the fund is party to the plan.

Response.  The operating plan between CV Investment Advisors and The Nottingham Company was filed as Exhibit h(27) to Post-Effective Amendment No. 147 to the Starboard Investment Trust’s registration statement, filed on September 30, 2013.  As a third party beneficiary, the Board, on behalf of the Fund, has the right to approve the Operating Plan and any amendments to the Operating Plan.  Also, any termination of the Operating Plan prior to its expiration must be approved by the Board.  Through these approvals by the Board, the Fund exercises its rights and remedies under the Operating Plan.  A new operating plan with Goodwood and The Nottingham Company will be filed as an exhibit to the post-effective amendment that will be filed when and if the Fund’s shareholders approve the investment management agreement with Goodwood.

8.
Comment.  The period of the limitation agreement is less than a year, please confirm the accuracy of the date.  If accurate, please restate expenses in the fee table so that they do not reflect the fee waiver/limitation agreement.

Response.  We have revised the footnote to reflect that the duration of the agreement is in excess of one year.  The agreement by the Advisor and Administrator to limit the Fund’s expenses is governed by the Operating Plan, which as noted above, can only be terminated prior to its expiration by the Board.

9.	Comment. Per above, confirm that the fee table does not reflect the impact of the fee waiver/ limitation agreement.

Response.  Please see response above in connection with comment 7.

10.	Comment. Please provide information about the position(s) held by the adviser personnel listed in proxy.

Response.  The proxy has been revised to clarify the positions of the personnel of Goodwood.  Please refer to page 4.

11.	Comment. Please confirm supplementally that no trustee has any an interest in Goodwood.

Response.  No member of the Board has any interest in Goodwood.

12.	Comment. You say that the Trustees considered similar separate account performance, but no such accounts are listed on the ADV.

Response.  As noted in the revised proxy statement, we have clarified that the similar account performance considered by the Board was, in fact, managed by an affiliate of Goodwood, Goodwood Capital Management, LLC.  Goodwood Capital Management, LLC pursues an investment strategy similar to the strategy that will be pursued by the Fund and which is managed by the same personnel of Goodwood that will be responsible for the management of the Fund.

13.	Comment. Since Goodwood is newly registered, confirm length of track record.

Response.  Goodwood only recently commenced operations and is a newly registered investment adviser.  As such, Goodwood has no investment performance record and none is presented in the proxy materials.  As noted above, the Board considered the background and experience of Goodwood's personnel, as well as the eighteen month performance of Goodwood's affiliated adviser, Goodwood Capital Management, LLC, for an account with a similar investment strategy as the Fund.

14.	Comment. Goes back to earlier comment, did the board consider the expense savings of direct investment as compared to investing in underlying funds?

Response.  As noted on page 5 of the revised proxy, Trustees, in their consideration of the advisory agreement, noted that due to the change in investment strategy proposed by Goodwood, the Fund may achieve costs savings by investing directly in certain securities rather than investing through other funds.

15.           Comment.  Did the board review Goodwood’s Rule 206(4)-7 policies?

Response.  The Board did review Goodwood’s Rule 206(4)-7 policies as part of its review of the compliance procedures, and the discussion of the Board’s considerations has been amended to reflect this on page 4 of the revised proxy.

16.	Comment. Revise form of advisory agreement to provide that Goodwood has adopted and will continue to maintain written compliance policies and procedures as required by 206(4)-7.

Response.  Section 2(e) of the form of advisory agreement has been revised to include this representation.

17.	Comment. Determine whether First National Bank is the actual owner of these shares or just custodian.

Response.  It has been confirmed that First National Bank is the actual owner of the Fund shares.

18.	Comment. In in the Reps and Warranties section of the form of advisory agreement, it references Goodwood being organized in NC, should be LA?

Response.  Section 7(a) of the form of advisory agreement has been revised to reflect that Goodwood is organized in Louisiana.

*           *           *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis